

Mail Stop 3628

November 19, 2008

By Facsimile and U.S. Mail
Steven Wolosky, Esq.
Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Agilysis, Inc.**
> **Schedule 14A filed by Ramius Value and Opportunity Master Fund et al.**
> **Additional Soliciting Material filed pursuant to Rule 14a-12**
> **Filed November 12, 2008**
> **File No. 0-05734**

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. We note that this filing refers security holders to information expected to be contained in the company's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the

participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

2. Please furnish the information required by Item 403 of Regulation S-K. Refer to Item 6(d) of Schedule 14A.

3. We note that the participants own 12.5% of the total outstanding shares of common stock. Please furnish the information required by Item 405 of Regulation S-K. Refer to Item 7(b) of Schedule 14A.

Proposal One; Election of Directors, page 10

4. We note that you may introduce substitute or additional nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. Further, we note that if there is not a reasonable period of time prior to the annual meeting date, the shares represented by the gold proxy card will be voted for the substitute or additional nominees. Please note that we consider the existence of alternative nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

5. Please revise to state whether each Ramius Nominee is independent. Refer to Item 407(a) of Regulation S-K and Item 7(c) of Schedule 14A.

Voting and Proxy Procedures, page 13

6. We note that you describe the procedure for requesting cumulative voting. Please disclose whether you intend to make such a request for cumulative voting.

7. Please revise to describe the treatment and effect of abstentions and broker non-votes. Refer to Item 21(b) of Schedule 14A.

Solicitation of Proxies, page 15

8. We note that the entire expense of soliciting proxies is being borne by the Ramius Group. Please state whether reimbursement will be sought from Agilysis, and if so, whether the question of such reimbursement will be submitted to a vote of security holders. Refer to Item 4(b)(5) of Schedule 14A.

Incorporation by Reference, page 18

9. Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure

has been derived from outside sources of information. Please remove the disclaimer in this section.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions